May 9, 2008

Ms. Jill Davis

Branch Chief

Division of Corporate Finance, Mail Stop 7010

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549-7010

Re:	Farmer Bros. Co.
Form 10-K for Fiscal Year Ended June 30, 2007
File No. 000-01375

Dear Ms. Davis,

The following comments are responsive to your letter dated April 14, 2008.  We are providing this additional information to aid in your review.  Please note that the numbers referenced below correspond to the comment numbers set forth in your letter of April 14, 2008.

Results of Operations, page 15

1.             In reference to our prior comment number five, please clarify whether or not your future filings will provide a discussion and analysis of the extent to which material changes in net sales are attributable to changes in prices or changes in volume of goods being sold, or to a change in the nature of your products.

Response:  We will include in our future filings appropriate discussion and analysis of the extent to which material changes in net sales are attributable to changes in price or changes in volume of goods being sold or to a change in the nature of our products.

Fiscal Years Ended June 30 2007 and 2006 - Comparative Information, page 16

2.             In regards to our prior comment number six, please tell us the total amount of expense recognized in each of the last three fiscal years in relation to your provision of coffee brewing equipment, including expenses for servicing and repair.

Based upon the facts and circumstances of your sales agreements or historical industry practice, please tell us whether your provision of coffee brewing equipment is within the scope of either EITF 01-09 “Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor’s Products)” or EITF 00-21 “Revenue Arrangements with Multiple Deliverables”. Please tell us the summary basis for your conclusion by application of paragraphs 1 thru 7 of EITF 01-09 and paragraphs 2 thru 4 of ETTF 00-21.

Please tell us whether you have considered inventorying the coffee brewing equipment and deferring expense recognition until such items are furnished to customers. Also, please also tell us why the related expenses are best represented as selling expenses excluded from gross profit, as opposed to costs of goods sold included within the measure of gross profit. Please reference the relevant accounting literature to the extent it will aid you in your response.

Response:             The total amount of parts and equipment expense recorded in our fiscal years ended June 30, 2007, 2006, and 2005 was $10,968,000, $8,756,000, and $6,535,000, respectively.  Equipment service is integrated into our branch operations.  Although some locations have dedicated service personnel, equipment repair and installation is provided by a variety of our other branch personnel (for example, route delivery personnel, assistant managers, branch managers and sales trainees).  We do not, at this time, track the labor cost dedicated to equipment service.

With respect to our provision of coffee brewing equipment to our customers, we considered EITF 01-09, and believe that our provision of coffee brewing equipment is outside of the scope of that guidance. Paragraph 7 states that EITF 01-09 “does not address the accounting for an offer to a customer, in connection with a current revenue transaction, for free or discounted products or services from the vendor that is redeemable by the customer at a future date without a further exchange transaction with the vendor.” We do not have supply contracts with our customers.  They can stop using our service at any time, and we can cancel our service at any time.  We sell a full coffee service that includes the coffee, the brewer, coffee delivery and maintenance on the coffee brewing equipment, in addition to our line of non-coffee products.  Revenue is generated when customers order coffee and non-coffee products, the amount of which cannot be determined until such orders are placed.  Additionally, we do not offer sales incentives such as cash consideration, discounts, coupons, or rebates, and we do not enter into arrangements such as slotting fees, cooperative advertising, or buydowns as part of our provision of coffee brewing equipment.  Accordingly, we believe that these products are specifically excluded from the scope of EITF 01-09.  Similarly, because of these factors, we do not believe that our customer arrangements represent multiple element agreements that are within the scope of EITF 00-21.

Aside from the considerations summarized above with respect to EITF 01-09 and EITF 00-21, we continue to regard our current accounting policy with respect to coffee brewing equipment as appropriate based on the following factors:

•      The coffee brewing equipment is not given to our customers; we maintain ownership of the equipment and, in fact, re-possess the equipment when a customer relationship ends.

•      Typically, we do not have contract arrangements that provide for minimum or otherwise pre-determined customer orders; accordingly, upon placement of our coffee brewing equipment with a customer, the customer has no obligation to purchase any product and, in fact, could stop buying from us at any time. To defer and record equipment costs upon the realization of future revenue would not be appropriate.

•      While we do maintain a stock of coffee brewing equipment, the cost of such equipment is typically immaterial; as of June 30, 2007, the total cost of coffee brewing equipment held by the Company for future customer use was $81,000, and the inventory of new coffee brewing equipment at our manufacturing division was $1,478,000.

•      We do not typically hold new, unplaced coffee brewing equipment on a long-term basis; generally, such equipment is held for less than six months.

•      The policy that we have followed complies with our overall capitalization policies for purchases of property, plant, and equipment, whereby all acquired assets with a cost of less than $1,500 are expensed. This policy has been consistently applied in recent years and we continue to assess this policy as reasonable based on the nature of our business.

•      The provision of coffee brewing equipment is part of our overall sales process.  Our strategy is to provide our customers with coffee brewing equipment as an incentive to buy our coffee products, and we also benefit by having equipment with our brand and logo in our customers’ locations, which, combined with our service and quality products helps create customer goodwill and loyalty by enhancing the overall purchasing process. Such equipment is not integral to a customer’s use of our coffee products, as customers can use other equipment to make coffee. Accordingly, we regard these costs as selling expenses, not direct costs of producing our coffee products.

Consolidated Statements of Stockholders’ Equity, page 23

3.             In relation to our prior comment number 10, it appears your disclosure of the tax effect of certain components of other comprehensive income is limited to your disclosure of the impact of adopting FAS 158, must be derived from other amounts disclosed, and does not cover all financial statement periods presented. In future filings please expand your disclosure to include the tax effects attributable to each component and classification within other comprehensive income as prescribed by paragraphs 24 and 25 of FAS 130. Refer to Appendix B of FAS 130 for illustrative examples of the alternative formats for disclosing the tax effects related to the components of other comprehensive. In your response to this comment, please elaborate on how you intend to satisfy these disclosure requirements in your future filings.

Response:  Please see the attached sample, “Illustration of Consolidated Statement of Stockholders’ Equity.”

4.             In relation to our prior comment number 11, please retrospectively exclude the effect of adopting FAS 158 from comprehensive income (loss) in all future filings in which the period of adoption is presented. In your next quarterly and annual filings please include explanatory disclosures of the nature and effect of the change. Please provide us with a sample of your proposed additional disclosure which you plan to include in your next quarterly and annual filings.

Response:  Please see the attached sample, “Illustration of Consolidated Statement of Stockholders’ Equity.”

Acquisition of Coffee Bean Int’l, Inc., page 24

5.             We note your response to our prior comment number 13 in which you state your consideration of the tests for Regulation S-X Rule 3-05 as a basis for your exclusion of the pro forma information prescribed by paragraphs 54 and 55 of FAS 141. Please note that pro forma information prescribed by paragraphs 54 and 55 of FAS 141 is a requirement of that statement, as issued by the FASB, and does not contemplate SEC rules as a basis for applicability. Please expand your disclosure to include the pro forma information prescribed by paragraphs 54 and 55 of FAS 141 or tell us why you believe the disclosure should not be included.

Response:             We considered the disclosure requirements of FAS 141 requiring pro forma financial information for business combination transactions that are considered material to the acquirer. Since FAS 141 does not include direct guidance as to what is considered material, we considered a number of qualitative and quantitative factors in reaching our ultimate conclusion on the materiality of this business combination. We did consider our analysis under Regulation S-X Rule 3-05 as a relevant element of and to some degree a “starting point” for our overall quantitative evaluation. Under the significance tests used under Rule 3-05, our acquisition of CBI did not meet the 20% threshold. In addition to our Rule 3-05 analysis, we also considered other quantitative data relative to our overall financial position and earnings trend. On that basis, we also determined that CBI was immaterial relative to our financial statements taken as a whole, given that CBI made up less than 10% of our total assets at June 30, 2007, and accounted for less than 10% of our net sales and profits for the year then ended.

In addition to these quantitative considerations and analyses, we considered qualitative factors in evaluating whether CBI represented a material business combination. Among the factors that we considered were the following:

•      While we believe the CBI acquisition was attractive to FBC on a number of fronts that we have discussed publicly, the products and customers are largely complementary to our previous base of customers and products. Accordingly, the acquisition of CBI did not result in a new reporting segment or business line that we considered material to the Company’s financial statements.

•      From an organizational perspective, our intention is to integrate CBI’s operations into those of the Company, including our production processes, green coffee procurement, inventory management, and marketing functions.

•      We are combining our back office operations, including payroll and employee benefits (group medical coverage, ESOP, 401(K) and defined benefit plan), and FBC’s computer software is currently being configured and CBI’s processes are being revised to add CBI this summer.

•      With regard to commitments, contingencies, and our overall risk factors, CBI did not change our profile in a significant manner.

Based on these quantitative and qualitative considerations, we concluded that the CBI transaction was not a material business combination and thus determined that the pro forma information prescribed by FAS 141 was not required.

Response Letters Dated March 12. 2008 and April 2, 2008

6.            We note your response letters did not contain certain representations we requested in our prior letter. In responding to this letter, please provide, in writing, a statement from the company acknowledging the following:

•      the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•      staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•      the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Response: We acknowledge that:

•      the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•      staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•      the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Our Form 10-Q for the quarter ended March 31, 2008 filed today with the SEC incorporates our responses to your comments. If you have further questions please contact me directly at 310-787-5241 or through my assistant Amy Clark at 310-787-5242.  Should you communicate by FAX, please note that the correct FAX numbers to use are 310-787-5376 or 310-787-5436.

Sincerely,

FARMER BROS. CO.

/s/ John E. Simmons
John E. Simmons
Treasurer and Chief Financial Officer

Att:         Illustration of Equity Section

Cc:          James Giugliano

John Anglin

Patrick Niemann

Illustration of Consolidated Statement of Stockholders’ Equity

			Additional		Unearned
	Common	Stock	Paid-in	Retained	ESOP	AOCI
	Stock	Amount	Capital	Earnings	Shares	(Loss)	Total
Balance at June 30, 2006	16,075,080	$16,075	$31,518	$271,733	$(50,103)	$0	$269,223
Comprehensive income
Net income				6,815			6,815
Other comprehensive income							0
Total comprehensive loss							6,815
Dividends ($0.44 per share)				(6,142)			(6,142)
ESOP compensation expense			(695)		5,863		5,168
Adoption SFAS No. 158 (a)						(8,848)	(8,848)
Balance at June 30, 2007	16,075,080	$16,075	$30,823	$272,406	$(44,240)	$(8,848)	$266,216
Comprehensive income
Net (loss) income				(3,891)			(3,891)
Adoption of FIN 48 (b)				(118)			(118)
Benefit plan change (c)						16,739	16,739
Other comprehensive loss							0
Total comprehensive income							12,730
Dividends ($0.345per share)				(4,819)			(4,819)
ESOP compensation expense			(351)		4,283		3,932
Omnibus plan			46				46

Balance at March 31, 2008	16,075,080	$16,075	$30,518	$263,578	$(39,957)	$7,891	$278,105

(a)    AOCI (Loss) at June 30, 2007 reflects an adjustment to AOCI (Loss) upon adoption of Statement of Financial Accounting Standards No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans,” on June 30, 2007 in the amount of ($8,848,000), net of related tax effects of $5,888,000.

(b)    FIN 48 accrual reflects the unrecognized tax benefit of $145,000, net of related tax effects of $26,000, resulting from adoption of FIN 48 on July 1, 2007.

(c)   Benefit plan change is net of related tax effects of $10,571,000.